UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

ITEM
1.	Minutes of the extraordinary general meeting of shareholders of Cosan Limited held on January 22, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2021

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer

Item 1

Minutes of the extraordinary general meeting of shareholders of Cosan Limited held on January 22, 2021.

MINUTES of the meeting of the shareholders (the “Shareholders”) of Cosan Limited (the “Company”), held at Avenida Brigadeiro Faria Lima, 4,100, 16th floor, São Paulo, SP, Brazil, on January 22, 2021, at 10:00 a.m. local time (the “Meeting”).

ATA de Assembleia de Acionistas (os "Acionistas") da Cosan Limited ("Companhia"), realizada na Avenida Brigadeiro Faria Lima, 4.100, 16º andar, São Paulo, SP, Brasil, no dia 22 de janeiro de 2021, às 10:00, horário local (a “Reunião").

Present:

Registered shareholders: representing 47.38% of the capital stock of the Company: Aguassanta Investimentos S.A.; Palania Corporation; Borealis Properties Ltd.; Glencoe Road Ltd.; Ironway Ltd.; e Sergio Feijão Filho.

Beneficial Shareholders: Shareholders representing 35.05% of the capital stock of the Company.

Total Shareholders present: Shareholders representing 82.43% of the capital stock of the Company.

Presença:

Acionistas Registrados: representando 47,38% do capital social da Companhia: Aguassanta Investimentos S.A.; Palania Corporation; Borealis Properties Ltd.; Glencoe Road Ltd.; Ironway Ltd.; e Sergio Feijão Filho.

Acionistas Beneficiários: Acionistas representando 35,05% do capital social da Companhia.

Total de acionistas presentes: Acionistas representando 82,43% do capital social da Companhia.

1. Chairwoman Maria Rita de Carvalho Drummond were elected as chairwoman of the Meeting (the “Chairwoman”) and Ana Clara Machado Correa acted as secretary (the “Secretary”).	1. Presidente da Mesa Maria Rita de Carvalho Drummond foi eleita presidente da mesa (a "Presidente") e Ana Clara Machado Correa atuou como secretária ("Secretária").

2.       Notice and Quorum

The notice convening the Meeting was taken as read and the Chairwoman reported that notice had been given to all of the Shareholders in accordance with the Bye-Laws of the Company and that a quorum was present.

2.       Convocação e Quórum

O aviso de convocação da Reunião foi realizado corretamente e a Presidente informou que o aviso tinha sido dado a todos os Acionistas da Companhia em conformidade com o Estatuto Social da Companhia e com quórum de presença.

3. Business of the Meeting	3. Ordem do dia
The Chairwoman reported that the purpose of the Meeting was to consider and, where applicable, approve:	O Presidente informou que o objetivo da Reunião foi o de considerar e, quando aplicável, aprovar:

(a) the merger of the Company and Cosan S.A., a company (sociedade anônima) incorporated in the Federative Republic of Brazil and a subsidiary of the Company, pursuant to Sections 104B of the Companies Act 1981, as amended (the “Companies Act”), with the surviving company being Cosan S.A. under the name “Cosan S.A.” (the “Merger”), as the Board has approved and recommended.	(a) a incorporação da Companhia pela Cosan S.A., uma sociedade anônima constituída na República Federativa do Brasil e uma subsidiária da Companhia, de acordo com Sections 104B of the Companies Act 1981, conforme alterada (a "Companies Act"), com a sociedade sobrevivente sendo Cosan S.A. sob o nome de "Cosan S.A." (a “Incorporação”), conforme o Conselho aprovou e recomendou.

(b)       the Merger shall be effected pursuant to the terms of a deed of merger to be entered into between the Company and Cosan S.A. (the “Deed of Merger”) and a Merger and Justification Protocol under Brazilian Law (the “CZZ Merger Protocol”), copies of which were sent to the shareholders prior to the meeting and which had been approved by the Board and recommended by the Board for approval by the Shareholders.

(b)       a Incorporação será realizada nos termos de um acordo de incorporação a ser celebrado entre a Companhia e a Cosan S.A. (o "Acordo de Incorporação") e o Protocolo e Justificação de Incorporação da Companhia pela Cosan S.A. (“Protocolo de Incorporação”), cujas cópias foram enviadas aos acionistas antes da assembleia e que foi aprovado pelo Conselho e recomendado pelo Conselho para aprovação dos Acionistas.

4.       Merger of Companies

IT WAS HEREBY RESOLVED that it is in the best interests of the Company that:

(a)    the Merger be and is hereby approved; and

(b)   the Deed of Merger, the CZZ Merger Protocol and the transactions contemplated therein be and are hereby approved.

4.       Incorporação da Companhia

FICOU POR ESTE ATO RESOLVIDO QUE é o melhor interesse da Companhia que:

(a)   a Incorporação fique por esse ato aprovada; e

(b)   o Acordo de Incorporação, o Protocolo de Incorporação e a transação neles contemplada fiquem neste ato aprovados.

5. Close There being no further business to come before the Meeting the proceedings then concluded.	5. Encerramento Nada mais havendo a ser tratado, a Reunião foi dada por encerrada.
________________________________ Chairwoman	_________________________ Presidente